SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


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                                      FORM 8-A/A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

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                              NATIONAL FUEL GAS COMPANY
                (Exact Name of Registrant as Specified in Its Charter)

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             New Jersey                             13-1086019
          (State of incorporation                 (IRS Employer
             or organization)                      Identification No.)

                     10 Lafayette Square, Buffalo, New York 14203
                       (Address of principal executive offices)

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          Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered


          ------------------                 ------------------------------

          Common Stock                       New York Stock Exchange, Inc,
          Purchase Rights

               Securities to be registered pursuant to Section 12(g) of the
          Act:

               None

               This Amendment on Form 8-A/A is filed to supplement and amend the information set forth in the Registration Statement on Form 8-A filed by National Fuel Gas Company (the "Company") on June 14, 1996.

          Item 1.   Description of Registrant's Securities to be
                    Registered.

                    On March 19, 1996, the Board of Directors (the "Board") of National Fuel Gas Company (the "Company") authorized the Company to enter into the Rights Agreement, dated as of June 12, 1996 (the "Original Rights Agreement"), between the Company and Marine Midland Bank, as rights agent. In connection therewith, the Board authorized and declared a dividend distribution of one right (collectively, the "Rights") for each outstanding share of Common Stock, $1.00 par value, of the Company (the "Common Stock"). Rights were distributed to the holders of record of Common Stock outstanding at the close of business on July 31, 1996 (the "Record Date"), the record date established by the Board on June 13, 1996. Each Right entitles the registered holder to purchase from the Company one-half of a share of Common Stock at a price of $130 per share (the "Purchase Price"), being $65.00 per half share, subject to adjustment.

                    On September 17, 1998, the Board approved certain amendments to the Original Rights Agreement and authorized the Company to enter into an Amended and Restated Rights Agreement to reflect those amendments. On April 30, 1999, the Company entered into the Amended and Restated Rights Agreement, dated as of April 30, 1999 (the Original Rights Agreement, as amended and restated, being hereinafter referred to as the "Rights Agreement"), with HSBC Bank USA, (formerly known as Marine Midland Bank), as rights agent. Among the amendments made to the Original Rights Agreement are (i) a two-year extension of the term of the Rights Agreement to July 31, 2008, (ii) the qualification of certain obligations of the Company under the Rights Agreement by reference to any regulatory approvals that may be required in connection therewith, and (iii) in connection with the voting standard required under the Rights Agreement for certain Board actions, the substitution of the affirmative vote of three-fourths of the entire Board for the "Independent Director" vote required under the Original Rights Agreement.

          Currently, the Rights are attached to all Common Stock certificates representing shares presently outstanding and the Rights will be attached to any new Common Stock certificates representing shares hereafter issued.

          Distribution Date; Transfer of Rights

          -------------------------------------

               Until the earlier to occur of (i) ten days following the date (the "Shares Acquisition Date") of the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting


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

          securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

               The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of Business on July 31, 2008, unless earlier redeemed or exchanged by the Company as described below.

          Exercise of Rights for Common Stock of the Company

          --------------------------------------------------

               Subject to redemption or exchange of the Rights, at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right then in effect. Notwithstanding any of the foregoing, following the occurrence of such event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          Exercise of Rights for Shares of the Acquiring Company

          ------------------------------------------------------

               In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.


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


          Adjustments to Purchase Price

          -----------------------------

               The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of the Common Stock or convertible securities at less than the then Current Market Price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board of Directors of the Company may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

               With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment or (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

          Redemption and Exchange of Rights

          ---------------------------------

               At any time prior to 5:00 P.M. Buffalo, New York time on the tenth day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The decision to redeem shall require the affirmative vote of three-fourths of the entire Board of Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

               At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors, acting by the affirmative vote of three-fourths of the entire Board of Directors, may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

               Until a Right is exercised or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock or other consideration of the Company or for the stock of the Acquiring Person as set forth above, or are exchanged as provided in the preceding paragraph.


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          Amendments to Terms of the Rights

          ---------------------------------

               Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights prior to the Distribution Date; provided that any such amendment is approved by the affirmative vote of three-fourths of the entire Board of Directors. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors, acting by a like three-fourths vote, in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board of Directors may also, by a like three-fourths vote, extend the redemption period for up to an additional 20 days.

               A copy of the Rights Agreement as amended and restated is filed herewith as Exhibit 99.2. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.



          Item 2.   Exhibits

          Exhibit No.         Description
          -----------         -----------

          99.2 Rights Agreement Amended and Restated as of April 30, 1999 between National Fuel
                         Gas Company and HSBC Bank USA, as Rights
                         Agent.


                                      SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

          Dated:    April 30, 1999      NATIONAL FUEL GAS COMPANY



                                        By: /s/ Philip C. Ackerman
                                           --------------------------------
                                                  Philip C. Ackerman
                                                  Senior Vice President


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                          EXHIBIT INDEX

           Exhibit No.  Description
           -----------  -----------
           99.2         Rights Agreement Amended and
                        Restated as of April 30, 1999
                        between National Fuel Gas
                        Company and HSBC Bank USA, as
                        Rights Agent.


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